CONTINENTAL ENERGY CORPORATION

FORM 51-102F1

Management’s Discussion and Analysis

For the Quarter Ended on 30 September 2020

The End of the First Quarter and Three (3) Months Period of Fiscal 2021

Table of Contents

Part-1 :Nature Of Business2

Part-2 :Highlight Events During This Quarter2

Part-3 :Shareholding At The End Of This Quarter3

Part-4 :Subsequent Events To The Report Date3

Part-5 :Shareholding At The Report Date4

Part-6 :Financial Results Of Operations4

Part-7 :Comparative Results Of Operations5

Part-8 :Liquidity And Capital Management5

Part-9 :Risks And Uncertainties6

Part-10 :Related Party Transactions6

Part-11 :Material Contracts And Events7

Part-12 :Critical Accounting Policies And Estimates8

Part-13 :Financial Instruments8

Part-14 :Continuous Disclosure And Filings8

Part-15 :Forward-Looking Statements9

CONTINENTAL ENERGY CORPORATION

FORM 51-102F1

Management’s Discussion and Analysis

For the Quarter Ended on 30 September 2020

The End of the First Quarter and Three (3) Months Period of Fiscal 2021

This Management Discussion and Analysis (“MD&A”) has been prepared by the management of Continental Energy Corporation (the "Company") as of 27 November 2020 (the "Report Date").

This MD&A is intended to supplement and complement the unaudited, condensed, interim, consolidated, quarterly financial statements (the "Interim Financial Statements") that are also prepared by management, attached hereto, and filed herewith.

The Interim Financial Statements are consolidated and include the accounts of the Company's two Indonesia domiciled operating subsidiaries, PT Kilang Kaltim Continental and PT Continental Hilir Indonesia.

This MD&A, and the Interim Financial Statements pertain to the three (3) months and fiscal quarter ended 30 September 2020, a period of time hereinafter referred to as "This Quarter".

The end of This Quarter completes the "First Quarter" and first three (3) months period of the Company's fiscal year ending 30 June 2020 ("Fiscal 2020").

All financial information presented herein, and in the Interim Financial Statements, has been prepared in accordance with accounting policies consistent with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board. All amounts disclosed are in United States dollars unless otherwise stated.

PART-1 : NATURE OF BUSINESS

The Company is a developer of small-scale crude oil refineries that are purposefully located near existing crude oil feedstock production in order to cost efficiently refine and deliver fuels directly to under-served local markets in the rapidly growing and emerging economy of Indonesia.

Why Indonesia? Already a G20 member, Indonesia is predicted by the World Bank to grow to the 4th largest economy in the world by 2045.

PART-2 : HIGHLIGHT EVENTS DURING THIS QUARTER

Significant events which may have a material effect on the business affairs of the Company that have occurred during This Quarter are summarized below:

Ongoing Operations

During This Quarter the Company' management continued arranging crude supply agreements, refined product offtake agreements, and securing equity and lender finance for its Maloy Refinery project in Indonesia. The Company is evaluating unsolicited proposals from possible joint venture and investor candidates.

Covid 19 Effect on Ongoing Operations

The Company's ability to pursue its ongoing operations activities in both Indonesia and Canada during This Quarter have been severely affected due to the Covid 19 pandemic largely due to travel limitations, face to face meeting restrictions, and many potential investors, partners, and contractors reducing their own activity for the same reasons.

Periodic Board Meetings

As a matter of policy the Company's board of directors holds perioding meetings on the first Saturday of every other month and other meetings from time to time as may be called. The board holds meetings using VoIP conference calls unless it is feasible to meet in person. The purpose of these scheduled meetings is to coordinate and discuss the Company's plans and progress on its objectives, in addition to dealing with any issues which may arise and require board approval. During This Quarter, the board held meetings on 4 July 2020 and on 12 September 2020. These meetings were held by VoIP conference call. All five of the Company's directors of record were present. The board discussed the Company's plans and progress on its objectives. No resolutions were voted on.

2.1Share Purchase Warrants Activity During This Quarter

During This Quarter, the following activity involving the Company’s share purchase warrants occurred:

•Exercises - No outstanding share purchase warrants were exercised.

•New Issues - No new share purchase warrants were issued.

•Expiry - No outstanding share purchase warrants expired.

•Amendments - No amendments were made to the terms of any outstanding share purchase warrants.

2.2Incentive Stock Options Activity During This Quarter

During This Quarter, the following activity involving the Company’s incentive stock options occurred:

•Exercises - No outstanding incentive stock options were exercised.

•New Grants - No new incentive stock options were granted.

•Expiry - No outstanding incentive stock options expired.

•Amendments - No amendments were made to the terms of any outstanding incentive stock options.

2.3New Shares Issues During This Quarter

During This Quarter, the following activity involving the Company’s share capital occurred:

•New Issues Common Shares - No new common shares were issued.

•New Issues Preferred Shares - No new preferred shares were issued.

PART-3 : SHAREHOLDING AT THE END OF THIS QUARTER

As at the end of This Quarter, the Company’s share capital was issued or held in reserve as follows:

174,715,381 common shares were issued and outstanding.

25,000,000 unexercised warrants were issued and outstanding.

12,000,000 unexercised stock options were issued and outstanding.

Nil preferred shares were issued and outstanding.

PART-4 : SUBSEQUENT EVENTS TO THE REPORT DATE

Significant events which may have a material effect on the business affairs of the Company that have occurred subsequent to the end of This Quarter and up to the Report Date are summarized below:

Annual General Meeting Set for Fiscal 2020

The Company published notice that its Fiscal 2020 Annual General Meeting will be held on 18 December 2020 at the Company's registered offices in Vancouver. All holders of the Company's shares as of the 9 November 2020 (the "Record Date") for the meeting will be entitled to receive a package of proxy related materials including an Information Circular containing details of matters to be voted on at the meeting. The notice, agenda, and information circular were posted on SEDAR and available for public download. The same were mailed to those shareholders that were registered shareholders and non-objecting beneficial owners on the Record Date.

Audited Annual Financial Statements for Fiscal 2020

The Company completed its annual audit for its Fiscal 2020 year ended 30 June 2020 and posted a summary of its annual financial results in a news release dated 27 October 2020. The news release, audited annual consolidated financial statements, management discussion and analysis, and annual reports on Form-20F were filed on 27 October 2020 on both SEDAR and on EDGAR and are available for public download.

Board Meetings Held

Prior to the Report Date but after the end of This Quarter, the board held meetings on 22 October 2020 and on 27 October 2020. The meeting was held by VoIP conference call. All five of the Company's directors of record were present. The board approved the auditor's report on the Company's financial results for the fiscal year ended 30 June 2020 and set approved the setting of a 9 November 2020 record date for shareholders eligible to vote at the Company's annual general meeting set for 18 December. The board also authorized two directors to continue negotiations with a possible joint venture partner for the development of the Company's Maloy Refinery.

4.1Share Purchase Warrants Activity: Since This Quarter End and Up to the Report Date

•Exercises - No outstanding share purchase warrants were exercised.

•New Issues - No new share purchase warrants were issued.

•Expiry - No outstanding and unexercised share purchase warrants expired.

•Amendments - No amendments were made to the terms of any outstanding share purchase warrants.

4.2Incentive Stock Options Activity: Since This Quarter End and Up to the Report Date

•Exercises - No outstanding incentive stock options were exercised.

•New Grants - No new incentive stock options were granted.

•Expiry - No outstanding and unexercised incentive stock options expired.

•Amendments- No amendments were made to the terms of any outstanding incentive stock options.

4.3Conversion Rights Activity: Since This Quarter End and Up to the Report Date

•Exercises - There were no exercises of outstanding common share conversion rights.

•New Issues - There were no new common shares conversion rights issued.

•Expiry - No outstanding common shares conversion rights expired.

•Amendments - No amendments were made to the terms of any outstanding common share conversion rights.

4.4New Shares Issues: Since This Quarter End and Up to the Report Date

•No new common shares were issued.

•No new preferred shares were issued.

PART-5 : SHAREHOLDING AT THE REPORT DATE

As at the Report Date of this MD&A, the Company’s share capital is issued or held in reserve as follows:

174,715,381 common shares were issued and outstanding.

25,000,000 unexercised warrants were issued and outstanding.

12,000,000 unexercised stock options were issued and outstanding.

Nil preferred shares were issued and outstanding.

PART-6 : FINANCIAL RESULTS OF OPERATIONS

Summary of Quarterly Results for the Last Eight Quarters

The following table sets out selected and unaudited quarterly financial information for the Company for its last eight quarters and is derived from Interim Financial Statements prepared by management in accordance with accounting policies consistent with IFRS.

			Attributable to Shareholders of the Company
				Income (loss)	Basic & Diluted
		Total Net	Income	From Continued	Per Share
Period	Revenue	Income (loss)	(loss)	Operations	Income (loss)
Quarter-1 of Fiscal 2021	Nil	(54,484)	(54,484)	(54,484)	(0.00)
Quarter-4 of Fiscal 2020	Nil	(67,921)	(67,921)	(67,921)	(0.00)
Quarter-3 of Fiscal 2020	Nil	(58,918)	(58,918)	(58,918)	(0.00)
Quarter-2 of Fiscal 2020	Nil	(93,695)	(93,695)	(93,695)	(0.00)
Quarter-1 of Fiscal 2020	Nil	(134,585)	(134,585)	(134,585)	0.00
Quarter-4 of Fiscal 2019	Nil	(163,721)	(163,721)	(163,721)	(0.00)
Quarter-3 of Fiscal 2019	Nil	(176,551)	(176,551)	(176,551)	(0.00)
Quarter-2 of Fiscal 2019	Nil	(127,907)	(127,907)	(127,907)	(0.00)

•Quarterly results will vary in accordance with the Company’s business and financing activities. The Company’s primary source of funding is through the issuance of share capital. When the capital markets are depressed, the Company’s activity level normally declines accordingly. As capital markets strengthen and the Company is able to secure equity financing with favorable terms, the Company’s business activity levels increase.

•Non-cash costs such as those attributable to calculated valuations of share-based payments expenses also affect the size of the Company’s quarterly income (loss).

PART-7 : COMPARATIVE RESULTS OF OPERATIONS

Current and Comparative Quarters

This Quarter and the three (3) months period ended 30 September 2020 (the “Current Quarter”) and the same quarter and three (3) months period ended 30 September 2019 (the “Comparative Quarter”).

a)Overall, the Company incurred net loss from operations during the Current Quarter of $54,484 compared to a loss of $134,585 for the Comparative Quarter. The reduction from the Comparative Quarter is largely attributable to the Company's termination of outsourced accounting services.

b)The Company incurred a loss per share of $0.00 during the Current Quarter and $0.00 during the Comparative Quarter.

c)Corporate administrative and office costs were $11,619 during the Current Quarter compared to $13,574 during the Comparative Quarter.

d)The costs of management and employee salaries incurred by the Company during the Current Quarter were $34,043 compared to $41,952 incurred during the Comparative Quarter.

e)The Company incurred costs for engineering and technical services in the amount of $nil during the Current Quarter compared to $212 during the Comparative Quarter.

f)Fees and costs of accounting, audit, legal, and similar professional services incurred by the Company during the Current Quarter amounted to $885 compared to $19,449 during the Comparative Quarter. The reduction from the Comparative Quarter is largely attributable to the Company's termination of outsourced accounting services.

g)The Company incurred costs related to regulatory compliance, shareholder services, and similar regulatory related filing and other fees were $3,109 during the Current Quarter compared to $3,000 during the Comparative Quarter.

h)Expenses related to travel and accommodation during the Current Quarter totaled an amount of $nil, compared to $1,271 during the Comparative Quarter, primarily due to Covid19 travel reductions.

i)Interest expenses incurred by the Company on outstanding promissory notes during the Current Quarter was $4,524 compared to $1,642 during the Comparative Quarter.

j)Net cash raised during the Current Quarter was $nil compared to $nil during the Comparative Quarter.

k)Shares-based payment expenses during the Current Quarter were $nil. During the Comparative Quarter, share-based payments expense, attributable to a grant of 5,000,000 incentive stock options to three directors, amounted to $52,495. The options have an exercise price of $0.05 and expire on 20 June 2021. The fair value of these stock option grants was determined to be $52,495, which was charged to the statement of loss and comprehensive loss as share-based payments expense. The fair value was estimated using the Black-Scholes option pricing model, with the following assumptions: expected dividend yield: 0%, expected stock price volatility: 100%, risk-free interest rate: 1.84%, expected life of options: 1.75 years.

PART-8 : LIQUIDITY AND CAPITAL MANAGEMENT

As at the end of This Quarter, the Company’s Interim Financial Statements show a working capital deficiency of $756,144. At the end of the Company's most recently completed financial year ended 30 June 2020 the working capital deficiency was $549,182. At the end of This Quarter the Company's working capital deficiency increased by an amount of $206,962 from that at 30 June 2020 year end, largely attributable due to long term debt becoming current debt.

During This Quarter, the Company spent $36,553 on its operations and did not raise any new finance.

The Company has no significant operations that generate cash flow and its long term financial success is dependent on management’s ability to develop new business opportunities which become profitable. These undertakings can take many years and are subject to factors that are beyond the Company’s control.

In order to finance the Company’s growth and develop new business opportunities and to cover administrative and overhead expenses, the Company raises money through equity sales and from the exercise of convertible securities. Many factors influence the Company’s ability to raise such funds, including the health of the capital markets, the climate for investment in the sectors the Company is considering, the Company’s track record, and the experience and caliber of its management.

The Company does not have sufficient funds to meet its administrative requirements and business development objectives over the next twelve months. Actual funding requirements may vary from those planned due to a number of factors, including providing for new opportunities as they arise. The Company believes it will be able to raise the necessary capital it requires, but recognizes there will be risks involved that may be beyond its control. The Company is actively sourcing new capital.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business development and to maintain a flexible capital structure for its projects for the benefits of its stakeholders. The Company's principal source of funds is from the issuance of common shares. In the management of capital, the Company includes the components of shareholders’ equity as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture arrangements, acquire or dispose of assets, or adjust the amount of cash and short-term investments. The Company’s investment policy is to invest its cash in liquid short-term interest-bearing investments selected with regard to the expected timing of expenditures from continuing operations. The Company is not subject to any externally imposed capital requirements and there was no change in the Company’s capital management during This Quarter.

PART-9 : RISKS AND UNCERTAINTIES

The Company has no history of profitable operations and is currently in the early stages of its development.  As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues.  There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

The Company has no source of operating cash flow and no assurance that additional funding will be available to it to take advantage of further growth and development of new opportunities and projects when required. Although the Company has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further growth or new opportunity development.

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

PART-10 : RELATED PARTY TRANSACTIONS

Key management personnel of the Company include persons having the authority and responsibility for planning, directing and controlling the activities of the Company as a whole, and includes both the duly appointed senior executive officers of the Company and those of the Company's wholly owned operating subsidiaries, (collectively the "Officers"). Each one of the Officers, together with each member of the Company's board of directors, is considered to be a "Related Party".

10.1Related Party Balances

At the completion of this First Quarter and first three (3) months of the Company's Fiscal 2021 year, the Year-To-Date ("YTD") balances due to Related Parties, compared to the balance due them at the end of the Company's most recently completed fiscal year ended 30 June 2020 ("FYE20"), are as follows:

a)an aggregate amount of YTD $266,979 (FYE20 - $271,683) was due and payable to the Company's Officers as accumulated but unpaid salary and fees. These amounts are included in accounts payable and are unsecured and non-interest bearing;

b)an aggregate amount of YTD $87,500 (FYE20 - $87,500) was due and payable to the Company's CEO as repayment of accumulated loans made in prior years by the CEO to the Company for assistance with working capital. This loan is interest free with no fixed repayment terms; and

c)an aggregate amount of YTD $20,000 (FYE20 - $20,000) was due and payable to two of the Company’s Directors ($10,000 each) for working capital loans made by them to the Company.  These loans are unsecured, interest free and have no fixed repayment terms.

10.2Balance Due Former Related Parties

a)Former CFO - A former CFO of the Company resigned effective 31 December 2017, and accordingly, the Company terminated accrual of salary upon his resignation date and agreed to issue 4,000,000 common shares to settle $200,000 in accumulated unpaid salary and pay a total amount of $125,000 by end November 2018 to settle all outstanding compensation and amounts due. The settlement shares were issued on 2 January 2018 at a fair value of $0.016 per share and total value of $64,000 and the Company realized a gain on settlement of $136,000. Commencing from 1 January 2018, the CFO agreed to continue as "Acting CFO" without additional compensation and did so until his replacement as Acting CFO on 7 November 2018. Accordingly, during the two fiscal years ended 30 June 2019 and 30 June 2020, the Company did not pay or accrue salary for the former CFO. On 7 December 2018 the former CFO ceased to be a director and also thereupon ceased to be a Related Party of the Company. The Company paid a total of $75,000 of the amount due the former CFO before 30 November 2018. At the 30 September 2020 end of this First Quarter of Fiscal 2021, a total remaining balance due the former CFO in the amount of $50,000 (FYE20 - $50,000) is past due and unpaid and included in accounts payable.

b)Former Vice President - The Company's former Vice President of Business Development resigned to pursue other personal opportunities effective on 7 December 2019. At the 30 September 2020 end of this First Quarter of Fiscal 2021, a total remaining balance due the former Vice President in the amount of $38,776 (FYE20 - 38,776) is due and unpaid and included in accounts payable.

10.3Transactions With Related Parties

During this First Quarter the Company did not engage in any Related Party transactions other than ordinary course of business compensation of key management personnel as described in the following paragraph.

10.4Compensation Of Key Management Personnel

During the three (3) months period ended 30 September 2020, aggregate YTD compensation was paid or accrued to key management personnel and Related Parties as follows, together with a comparison to the amount paid or accrued to them for the same period ended 30 September 2020:

a)The Company, or its wholly owned subsidiaries, paid or accrued salary, fees, or other compensation to the CEO, CEO of its subsidiary, and Acting CFO in the YTD amounts of $10,199 $10,199 and $10,500, respectively. During comparative period ended 30 September 2019 were $10,607, $10,607, and $10,500, respectively.

b)The CEO of the Company voluntarily suspended and terminated payment and accrual of his salary as CEO of the Company effective on 1 July 2017 and continuing until such time as the Company's financial condition permits a resumption and such resumption is approved by the Board of Directors. Consequently, the Company did not directly accrue any salary, YTD, for the CEO.

c)The Company's PT Kilang Kaltim Continental ("KKC") subsidiary directly paid or accrued salary compensation for work performed under employment contract in the Jakarta office by two Jakarta resident Related Parties, the Company's CEO who serves as KKC's commissioner, and an executive director of the Company who separately serves as the CEO of KKC. The amounts so paid or accrued are included in the disclosure in paragraph 10.4a) above.

PART-11 : MATERIAL CONTRACTS AND EVENTS

11.1Off-Balance Sheet Arrangements

At the end of This Quarter, the Company does not have any off-balance sheet arrangements not already disclosed elsewhere in this MD&A or in the Interim Financial Statements.

11.2Material Contracts & Commitments

During This Quarter, no new material contracts or commitments were undertaken, not elsewhere disclosed in this MD&A or in the Interim Financial Statements.

11.3Investor Relations, Publicity and Promotion

During This Quarter, no material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed in this MD&A or the Interim Financial Statements.

11.4Financial Advice, New Business Consulting, Finder's Agreements, & Fund Raising

During This Quarter, no material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed in this MD&A or the Interim Financial Statements.

11.5Claims, Contingencies & Litigation

Except for any contingencies elsewhere disclosed herein, or in the Interim Financial Statements for This Quarter published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

PART-12 : CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with IFRS requires that the Company’s management make judgments and estimates and form assumptions that affect the amounts in the financial statements and the related notes to those financial statements. Actual results could differ from those estimates. The Company reviews its judgments, estimates, and assumptions on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. The Company’s critical accounting policies and estimates applied in the preparation of its Interim Financial Statements are the same as those applied to the audited financial statements for the last fiscal year ended 30 June 2020.

PART-13 : FINANCIAL INSTRUMENTS

The Company’s financial instruments as at the end of This Quarter, consist of cash, accounts payable and accrued liabilities, the loan payable to its CEO, and the promissory notes. The fair value of these instruments approximates their carrying value due to their relative short-term maturity. There were no off-balance sheet financial instruments.

Cash, other than minor amounts of Indonesian Rupiahs, consist solely of cash deposits with major Canadian and Indonesian banks. The Company therefore considers its credit risk to be low. The Company does not use derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates involving Canadian dollar and Indonesian Rupiah. However, as the Company holds its funds primarily in US dollars, the risk of foreign exchange loss is considered low by the Company’s management.

PART-14 : CONTINUOUS DISCLOSURE AND FILINGS

14.1Additional Disclosure for Venture Issuers without Significant Revenue

The Company is a "Venture Issuer" as defined in Section-1.1 of NI 51-102 and in Section-1.1 of NI 52-110. The Company prepares its financial statements and accounts in US dollars currency using IFRS as issued by IASB. All dollar values are in US$ unless otherwise indicated. Additional disclosure concerning the Company’s general and administrative expenses is provided in the Company’s statement of loss and comprehensive loss contained in the Interim Financial Statements that are published and filed herewith.

14.2Continuous Disclosure & Filings - Canada

Additional disclosure is made on a continuous basis in accordance with applicable laws and in compliance with securities rules and regulations of the British Columbia Securities Commission (“BCSC”). This disclosure and filings includes annual audited consolidated financial statements and quarterly unaudited interim financial statement. It also includes press releases, material change reports, and disclosure of new or changed circumstances regarding the Company. Shareholders and interested parties may obtain downloadable copies of these mandatory filings made by the Company on "SEDAR" (the System for Electronic Document Archiving and Retrieval at website www.sedar.com). The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the year and up to the date of this filing are incorporated herein by this reference.

14.3Continuous Disclosure & Filings - USA

The Company is also a full reporting issuer and filer with the US Securities and Exchange Commission (“SEC”), making the Company a "SEC Issuer" as defined in Section-1.1 of NI 51-102. The Company is required to file an annual report with the SEC in the format of a Form 20F annual report which includes audited annual consolidated financial statements. The Company files interim unaudited quarterly financial reports, press releases, material change reports, and disclosure of new or changed circumstances regarding the Company on a periodic basis under Form-6K. The Company has filed electronically on the SEC’s EDGAR database (website www.sec.gov/edgar) commencing with the Company’s Form 20F at its fiscal year end 2004. Prior to 2004 the Company filed Form 20F annual reports with the SEC in paper form. All Company filings made to US-SEC during the past fiscal year and up to the date of this filing are incorporated herein by this reference.

14.4Form 20F Annual Report and Annual Information Form

As a SEC Issuer, the Company is obliged to file an "Annual Report on Form 20F" with the SEC. As a Canadian Venture Issuer the Company is permitted to file the same Annual Report on Form 20F on SEDAR in satisfaction of the Canadian obligation to file an "Annual Information Form" on Form 51-102F2 or "AIF".

14.5Statement of Executive Compensation - Venture Issuer

As a Venture Issuer in Canada, the Company discloses executive compensation on Form 51-102F6V which is included in the Company's annual information circular filed on SEDAR and provided to shareholders as part of the proxy materials in advance of the Company's annual general meeting.

14.6Additional Disclosure for Emerging Markets Issuers

A substantial component of the Company's business activities are conducted in the Republic of Indonesia and the Company considers itself to be an "Emerging Market Issuer" as defined in the Issuer Guide for Companies Operating in Emerging Markets (the "EMI Guide") published by the Ontario Securities Commission as Staff Notice 51-720. The EMI Guide identifies eight matters as worthy of additional disclosure that Emerging Market Issuer's consider. These are: 1) the local business and operating environment, 2) language and cultural differences, 3) corporate structure, 4) Related Parties, 5) risk management and disclosure, 6) internal  controls, 7) use of and reliance on experts, and 8) oversight of the external auditor and how the effect on the Company's operations of these eight matters may differ in the emerging market from what may be expected if the Company's same business activities were conducted in Canada. The Company provides such disclosure annually in its Annual Report on Form 20F.

PART-15 : FORWARD-LOOKING STATEMENTS

Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of reserves and resources, projections of anticipated revenue, the realization of reserve estimates, the timing and amount of estimated future production, cost, work schedules, capital requirements, success of resource exploration operations, environmental risks, permitting risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage for the Company's upstream oil and gas projects; and to capital cost estimation, operating costs forecasts, and sales and revenue projections for the construction of the Company's downstream oil and gas projects.

15.1Forward Looking Words and Phrases

In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projections", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology.

15.2Risks and Uncertainties

By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of the Company's upstream or downstream oil and gas projects or new project development activities; changes in project parameters as plans continue to be refined; cash flow projections; future prices of resources; possible variations in resource reserves; accidents, labor disputes and other risks of the oil, gas, and energy industries; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; as well as other factors detailed from time to time in the Company's periodic filings on EDGAR and SEDAR.

15.3No Assurance all Risks Anticipated

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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